UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2020

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          ☒          Form 40-F          ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The exhibits attached to this Report on Form 6-K shall be incorporated by reference in Westpac Banking Corporation’s (the “Registrant”) Registration Statement on Form F-3 (File No. 228294).

Index to Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of November 9, 2020, by and among the Registrant, BofA Securities, Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Westpac Banking Corporation relating to the Registrant’s US$1,500,000,000 2.668% Subordinated Notes due 2035 (the “2035 Securities”).

1.2	Underwriting Agreement, dated as of November 9, 2020, by and among the Registrant, BofA Securities, Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Westpac Banking Corporation relating to the Registrant’s US$1,000,000,000 2.963% Subordinated Notes due 2040 (the “2040 Securities”).

4.1	Fourth Supplemental Indenture (including the form of the 2035 Securities), dated as of November 16, 2020, between the Registrant and The Bank of New York Mellon, as trustee.

4.2	Fifth Supplemental Indenture (including the form of the 2040 Securities), dated as of November 16, 2020, between the Registrant and The Bank of New York Mellon, as trustee.

5.1	Opinion of Debevoise & Plimpton LLP relating to the 2035 Securities.

5.2	Opinion of Debevoise & Plimpton LLP relating to the 2040 Securities.

5.3	Opinion of King & Wood Mallesons relating to the 2035 Securities.

5.4	Opinion of King & Wood Mallesons LLP relating to the 2040 Securities.

23.1	Consent of Debevoise & Plimpton LLP relating to the 2035 Securities (contained in Exhibit 5.1).

23.2	Consent of Debevoise & Plimpton LLP relating to the 2040 Securities (contained in Exhibit 5.2).

23.3	Consent of King & Wood Mallesons LLP relating to the 2035 Securities (contained in Exhibit 5.3).

23.4	Consent of King & Wood Mallesons LLP relating to the 2040 Securities (contained in Exhibit 5.4).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: November 16, 2020	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier 1 Attorney